UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         The Pep Boys--Manny, Moe & Jack
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713278109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 2 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
-----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  3,656,700
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,656,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,656,700
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 3 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      or 2(e)                                                                |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  3,656,700
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,656,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,656,700
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 4 OF 9 PAGES
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"). The principal executive office of the Issuer is located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

      (b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

      (c) The principal business of Pirate Capital is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Thomas R. Hudson Jr. is serving as the sole owner and Managing Member of Pirate Capital.

      (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $54,212,807 was paid to acquire such Shares.

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 5 OF 9 PAGES
-------------------                                            -----------------

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Representatives of the Reporting Persons have met with, and may in the future meet with, representatives of the Issuer to discuss, among other things, matters relating to the strategic direction and corporate governance of the Issuer.

      The Reporting Persons believe that the Board of Directors of the Issuer (the "Board") has overseen the destruction of significant shareholder value, and that the continued support of Lawrence Stevenson, the Issuer's Chief Executive Officer, is unwarranted. Mr. Stevenson was hired in 2003 to execute a turn-around strategy for the Issuer. The Reporting Persons find it difficult to characterize Mr. Stevenson's efforts as anything other than a failure. For this leadership, Mr. Stevenson has collected what the Reporting Persons would characterize as an egregious compensation package and golden parachute.

      On February 10, 2006, the Board engaged an investment advisor to explore strategic alternatives. The Reporting Persons commend the Board on making this decision, however, the Reporting Persons believe that this decision was a reaction only to numerous public filings made by Barington Capital Group, L.P. ("Barington"), a large stockholder of the Issuer. The Reporting Persons believe that in the near future the Board will have the opportunity to make an important decision to maximize the value of the Issuer, and encourage the Board at that time to sell the Issuer.

      Additionally, the Reporting Persons are aware of the recent public filings by Barington with respect to the Issuer. Barington has indicated its intention to nominate candidates to the Board at the Issuer's 2006 annual meeting of stockholders. Given the Reporting Person's belief that the Issuer's recent poor operating performance is attributable to current management, the Reporting Persons currently anticipate voting in favor of the Barington slate of nominees at the 2006 annual meeting.

      Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Persons beneficially own 3,656,700 Shares, constituting approximately 6.7% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 54,233,005 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 28, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 520,300 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,136,400 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,656,700 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

Jolly Roger Activist Portfolio Company LTD

Trade Date         Shares Purchased (Sold)      Price per Share ($)
----------         -----------------------      -------------------
 4/03/2006                         100,000                    15.00
 4/03/2006                          25,000                    14.86
 4/04/2006                           2,500                    14.62
 4/10/2006                         100,000                    14.69
 4/18/2006                         500,000                    14.94

Jolly Roger Fund LP

Trade Date         Shares Purchased (Sold)      Price per Share ($)
----------         -----------------------      -------------------
 3/08/2006                          96,310                    15.05
 3/15/2006                          50,000                    14.87
 4/12/2006                          61,690                    14.35
 4/13/2006                           2,300                    14.40
 4/19/2006                         250,000                    15.00

Jolly Roger Offshore Fund LTD

Trade Date         Shares Purchased (Sold)      Price per Share ($)
----------         -----------------------      -------------------
 3/07/2006                          50,000                    14.98
 3/08/2006                         400,000                    15.05
 3/09/2006                         226,300                    14.94
 3/10/2006                           2,200                    15.00
 3/14/2006                         100,000                    15.00
 3/15/2006                          50,000                    14.87
 3/16/2006                          15,800                    14.70
 3/22/2006                         104,700                    14.35
 3/29/2006                         100,000                    14.34
 4/05/2006                          29,800                    14.95
 4/17/2006                         100,000                    14.69
 4/18/2006                         798,800                    14.94

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 6 OF 9 PAGES
-------------------                                            -----------------

      (d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit Index hereto.

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 7 OF 9 PAGES
-------------------                                            -----------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 8 OF 9 PAGES
-------------------                                            -----------------

                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated April 20, 2006.

-------------------                                            -----------------
CUSIP NO. 713278109               SCHEDULE 13D                 PAGE 9 OF 9 PAGES
-------------------                                            -----------------

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 20, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.